September 22, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Sergio Chinos

Jay Ingram

Beverley Singleton

Melissa Raminpour

Re:          VIA optronics AG

Registration Statement on Form F-1 (File No. 333-248599)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 1,000 copies of the Preliminary Prospectus dated September 21, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, September 24, 2020 or as soon thereafter as practicable.

[Signature page follows]

BERENBERG CAPITAL MARKETS LLC
Acting on behalf of itself and as Representative of the several Underwriters,

By:	/s/ Zachary Brantly
Name: Zachary Brantly
Title: Head of US Equity Capital Markets

By:	/s/ Matthew Rosenblatt
Name: Matthew Rosenblatt
Title: Chief Compliance Officer and Ops Principal

[Signature Page to VIA optronics AG Acceleration Request]